First Trust Portfolios L.P.
                            120 East Liberty Drive
                           Wheaton, Illinois 60187



                              September 27, 2018



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:                FT 7588 (file no. 333-226893)


Ladies/Gentlemen:

      The undersigned, FT 7588 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on October 2, 2018 or as soon thereafter as possible.

                                       Very truly yours,

                                       FT 7588
                                       By:  First Trust Portfolios L.P.


                                       By:  /s/ Elizabeth H. Bull
                                           _____________________________
                                                Elizabeth H. Bull
                                                Senior Vice President